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                                 ALSTON&BIRD LLP

                               One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3424

                                  404-881-7000
                                Fax: 404-881-7777
                                 www.alston.com

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ROSEMARIE A. THURSTON       DIRECT DIAL: 404-881-4417       E-MAIL: ROSEMARIE.THURSTON@ALSTON.COM
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                                  July 24, 2006

SENT VIA EDGAR AND
OVERNIGHT COURIER

Ms. Karen J. Garnett
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

         Re:      Wells Timber Real Estate Investment Trust, Inc.
                  Amendment No. 2 to Registration Statement on Form S-11 Filed June 8, 2006
                  File No. 333-129651

Dear Ms. Garnett:

         This letter sets forth the responses of our client, Wells Timber Real Estate Investment Trust, Inc. (the "Issuer") to the comments by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), in the Staff's letter dated July 12, 2006 regarding the second amendment ("Amendment No. 2") to the Issuer's registration statement on Form S-11 (the "Registration Statement") and the prospectus it contains (the "Prospectus"). The Issuer has today filed a third amendment to the Registration Statement ("Amendment No. 3") via the Commission's EDGAR System. For your convenience, we have set forth each of your comments (or requests) followed by the relevant response. Please note that all page numbers provided below correspond to the page numbers in Amendment No. 3.

General

1. COMMENT: We note your response to comment no. 7 that the advisory agreement has been revised to provide that your advisor is not required to engage a single timber manager to assist with the selection and management of timberland properties. Please revise your disclosure in the summary and throughout the prospectus to state, if true, that your advisor may purchase timber properties before it engages a timber management company. In addition, please disclose that your advisor is under no obligation to engage a timber management company or companies. Provide conforming disclosure in the related risk factor on page 16.

   Bank of America Plaza         90 Park Avenue         3201 Beechleaf Court,     The Atlantic Building
  101 South Tryon Street,      New York, NY 10016             Suite 600              950 F Street, NW
         Suite 4000               212-210-9400         Raleigh, NC 27604-1062   Washington, DC 20004-1404
  Charlotte, NC 28280-4000     Fax: 212-210-9444            919-862-2200               202-756-3300
        704-444-1000                                      Fax: 919-862-2260         Fax: 202-756-3333
     Fax: 704-444-1111

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Ms. Karen J. Garnett
July 24, 2006
Page 2


RESPONSE: Please note that the disclosure in the Prospectus on page 7, under the caption "Timber Managers," and on page 16, in the risk factor captioned "Our advisor has very limited experience acquiring, owning and managing timberland," has been revised in Amendment No. 3 in response to the Staff's comment.

Board of Directors and Executive Officers, page 8

2. COMMENT: We note that you reserve the right to reallocate shares you are offering between the primary offering and the DRP. Please confirm to us that you will file a prospectus supplement to reflect any reallocation of shares between the primary offering and the DRP.

RESPONSE: The Issuer confirms that if the Issuer reallocates shares of common stock between the primary offering and the Issuer's distribution reinvestment plan, the Issuer will file a prospectus supplement with the Commission.

Board of Directors and Executive Officers, page 8

3. COMMENT: We note that all of your officers and two of your directors are affiliated with Wells Capital and one of your independent directors serves on the boards of other Wells-sponsored programs. Please expand your disclosure on pages 8, 18, 35 and 54 to identify the two directors affiliated with Wells Capital and the independent director that serves on the boards of other Wells-sponsored programs.

RESPONSE: The disclosure in the Prospectus on page 8, under the caption "Board of Directors and Executive Officers," on page 18, under the risk factor "Our officers and some of our directors face conflicts of interest related to the positions they hold with Wells Capital and its affiliates, which could hinder our ability to successfully implement our business strategy and to generate returns to you," on page 35, under the caption "Board of Directors," and on page 54, under the caption "Fiduciary Duties Owed by Some of Our Affiliates to Our Advisor and Our Advisor's Affiliates," has been revised in Amendment No. 3 in response to the Staff's comments.

Risk Factors, page 15

Risks Related to Conflicts of Interest, page 18

The fees we pay Wells Capital under the advisory agreement ... page 19

4. COMMENT: We note your response to comment no. 9 that the advisory agreement is effective only for a term of one year from the date that the registration statement is declared effective and that fees payable under the advisory agreement may change in connection with a future renewal of the agreement. Please expand your disclosure on page 19 and in the summary and the management compensation section to include this information and state, if true, that fees may increase in connection with a future renewal of the advisory agreement.



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Ms. Karen J. Garnett
July 24, 2006
Page 3


RESPONSE: The disclosure in the Prospectus on page 2, under the caption "Summary Risk Factors, on page 4, under the caption "Conflicts of Interest," on page 20, in the above-referenced risk factor, on page 44, under the caption "The Advisory Agreement," on page 47, under the caption "Management Compensation," and on page 55, under the caption "Other Charter Provisions Relating to Conflicts of Interest," has been revised in Amendment No. 3 in response to the Staff's comment.

Management, page 35

5. COMMENT: We note your new directors. Please revise to disclose Mr. McCollum's business experience since December 2005 and Mr. Potts' business experience since June 2004. Refer to Item 401(e) of Regulation S-K.

RESPONSE: The disclosure in Mr. McCollum's and Mr. Potts' biographies in the Prospectus on page 38, under the caption "Executive Officers and Directors," has been revised in Amendment No. 3 in response to the Staff's comment.

Management Compensation, page 47

6. COMMENT: We note the disclosure on page 47 that the compensation payable to any timber managers your advisor may engage is not included in the table since it would be paid by your advisor. Please revise your disclosure to clarify whether costs associated with hiring or retaining any timber manager could be passed through to you as "other operating expenses."

RESPONSE: The disclosure in the Prospectus on page 47, under the caption "Management Compensation" has been revised in Amendment No. 3 in response to the Staff's comment.

7. COMMENT: We note that the asset management fee is a monthly fee equal to one-twelfth of 1.25% of the greater of the cost or value of investments. We further note the reference in the footnote on page 49, which indicates your advisor will estimate the value of all the interests you hold in properties. Please expand your disclosure to briefly describe how the value of your investments will be determined. If the value is to be determined solely by your advisor, disclose the conflicts of interest associated with such valuation and include a corresponding risk factor, if applicable.

RESPONSE: The disclosure in the Prospectus in the first risk factor on page 19, in footnote 4 on page 50, under the caption "Management Compensation," and on page 54, under the caption "Receipt of Fees and Other Compensation by Wells Capital and its Affiliates," has been revised in Amendment No. 3 in response to the Staff's comment.

Ms. Karen J. Garnett
July 24, 2006
Page 4

Business and Policies, page 62

8. COMMENT: We note your statement on page 65 that you intend to practice environmentally responsible timberland management. Please expand your disclosure to describe what you mean by this statement.

RESPONSE: The disclosure in the Prospectus on pages 64-65, under the caption "Operational Strategy," has been revised in Amendment No. 3 in response to the Staff's comment.

Plan of Operation, page 69

9. COMMENT: We note your statement on page 70 that your charter does not limit you from incurring debt until your aggregate debt would exceed 300% of your net assets, though you may exceed this limit under certain circumstances. Please expand your disclosure to describe these circumstances.

RESPONSE: The disclosure on page 70 of the Prospectus, under the caption "Liquidity and Capital Resources," has been revised in Amendment No. 3 in response to the Staff's comment.

Prior Performance Summary, page 73

10. COMMENT: We note that Table III for each of your prior programs reflects a portion of distributions paid to investors in 2005 as a return of capital. Please revise the prior performance summary to discuss generally the reasons for classifying distributions as a return of capital, your specific experience in 2005, and to disclose the source of funds for distributions paid in 2005 that exceeded operating cash flows.

RESPONSE: The disclosure on pages 73-74 of the Prospectus, under the caption "Prior Performance Summary," has been revised in Amendment No. 3 in response to the Staff's comment.

Adverse Business Developments or Conditions, page 75

11. COMMENT: We note your response to comment no. 16 that Wells Capital cannot yet determine whether these funds will produce overall positive or negative returns for their investors. Please tell us whether any Wells funds have lost money or produced a negative rate of return for investors.

RESPONSE: Wells Capital, Inc. ("Wells Capital"), the Issuer's advisor and the general partner of the above-referenced funds (the "Wells Funds"), cannot yet determine, except as provided below, whether any of the Wells Funds will lose money or generate positive cash flows because the performance of each of the Wells Funds is evaluated by considering the fund's entire lifecycle and none of the Wells Funds have yet completed their lifecycles. Wells Capital has, however, been able to assess the cash flows generated by four of the Wells Funds that are approaching the end of their lifecycles. These funds have liquidated their interests in their operating properties and are winding down their affairs. Wells Capital does not expect that these funds will have lost money because their cumulative operating cash flows and

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Ms. Karen J. Garnett
July 24, 2006
Page 5

cumulative net sale proceeds distributed to investors as of June 30, 2006 exceed the gross amount of cumulative contributions received by each of these funds.

         As previously provided in response to comment no. 16. in our letter dated June 8, 2006, and for the reasons mentioned above, Wells Capital cannot yet determine whether the Wells Funds will produce an overall negative rate of return. In response to the Staff's comment, however, Wells Capital has separately considered whether or not it is possible to ascertain if the Wells Funds have produced negative returns for investors.

         Based on their investment objectives, investors have the right to select from two types of equity interests in the Wells funds: cash preferred units ("Cash Units") or tax preferred units ("Tax Units"). As disclosed in each of the Wells Funds' prospectuses, allocations of income (loss) and cash distributions may be disproportionate between the Cash Units and the Tax Units. The Wells Funds generally provide preferential allocations of passive losses to Tax Unit holders, and preferential distributions of operating cash flow to Cash Unit holders. In addition, subject to certain restrictions, many of the Wells Funds allow investors to change the type of their equity interest in the fund, which entails that some investors may have received benefits or losses commensurate with ownership of both Cash Units and Tax Units over the life of their investment. As a result, investor returns will vary among the various Wells Funds and also among the investors within any one of the Wells Funds. In addition, Wells Capital is not able to ascertain the actual benefits that each of the Tax Unit holders received from their investment in the Wells Funds because the extent to which the benefits may be utilized is dependent upon each individual investor's personal financial situation. Because of the disproportionate allocations of loss and distributions of cash to the Wells Funds' investors, and the inability to identify or quantify the tax benefits available to the Tax Unit holders, Wells Capital is unable to determine whether the Wells funds have produced negative returns for investors.

12. COMMENT: Please disclose the purchase price and sales price for each of the four properties that Wells programs have sold for less than their original purchase price.

RESPONSE: The disclosure in the Prospectus on page 76, under the caption "Adverse Business Developments or Conditions," has been revised in Amendment No. 3 in response to the Staff's comments.

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Ms. Karen J. Garnett
July 24, 2006
Page 2


         We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

                                                     Very truly yours,

                                                     /s/ Rosemarie A. Thurston

                                                     Rosemarie A. Thurston

LEGAL02/30011994v3
Enclosures

cc:   Ms. Jennifer Gowetski, Division of Corporation Finance
      Mr. Leo F. Wells, III
      Mr. Lee Ward